Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Niska Gas Storage Partners LLC

We consent to the use of our reports dated June 24, 2010, with respect to the statement of financial position of Niska Gas Storage Partners LLC as of March 31, 2010 and with respect to the combined balance sheets of Niska Predecessor as of March 31, 2010 and 2009 and the related combined statements of earnings, comprehensive income and retained earnings, cash flows and partners’ equity for each of the years in the three-year period ended March 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Calgary, Canada
December 1, 2010